SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Stonegate Mortgage Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86181Q300

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 86181Q300	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Long Pond Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,361,628
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,361,628
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,361,628
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2% **
12	TYPE OF REPORTING PERSON* PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 86181Q300	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Long Pond Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,361,628
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,361,628
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,361,628
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2% **
12	TYPE OF REPORTING PERSON* OO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 86181Q300	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John Khoury
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,361,628
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,361,628
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,361,628
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2% **
12	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

This Amendment No. 1 (this “Amendment”) to the Schedule 13G (the “Schedule 13G”) is being filed on behalf of Long Pond Capital, LP, a Delaware limited partnership (“Long Pond LP”), Long Pong Capital GP, LLC, a Delaware limited liability company (“Long Pond LLC”), and John Khoury, the principal of Long Pond LP, relating to Common Stock, par value $0.01 per share (“Common Stock”), of Stonegate Mortgage Corporation, an Ohio corporation (the “Issuer”).

This Amendment relates to Common Stock of the Issuer purchased by Long Pond LP through the accounts of certain private funds (collectively, the “Funds”). Long Pond LP serves as the investment manager to the Funds and may direct the vote and disposition of the 2,361,628 shares of Common Stock held by the Funds. Long Pond LLC serves as the general partner of Long Pond LP and may direct Long Pond LP to direct the vote and disposition of the 2,361,628 shares of Common Stock held by the Funds. As the principal of Long Pond LP, Mr. Khoury may direct the vote and disposition of the 2,361,628 shares of Common Stock held by the Funds.

This Amendment amends and restates the Schedule 13G as set forth below.

Item 1(a)	Name of Issuer.

Stonegate Mortgage Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

9190 Priority Way West Drive, Suite 300

Indianapolis, IN 46240

Item 2(a)	Name of Person Filing.

Long Pond Capital, LP (“Long Pond LP”), Long Pond Capital GP, LLC (“Long Pond LLC”) and John Khoury.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

527 Madison Avenue, 15th Floor

New York, NY 10022

Item 2(c)	Citizenship or Place of Organization.

Long Pond LP is a limited partnership organized under the laws of the State of Delaware. Long Pond LLC is a limited liability company organized under the laws of the State of Delaware. Mr. Khoury is the principal of Long Pond LP and is a Canadian citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share (“Common Stock”).

Item 2(e)	CUSIP Number.

86181Q300

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Long Pond LP, Long Pond LLC and Mr. Khoury are the beneficial owners of 2,361,628 shares of Common Stock.

(b)	Long Pond LP, Long Pond LLC and Mr. Khoury are the beneficial owners of 9.2% of the outstanding shares of Common Stock. This percentage is determined by dividing 2,361,628 by 25,769,236, the number of shares of Common Stock issued and outstanding as of October 31, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 6, 2014.

(c)	Long Pond LP, as the investment manager of the Funds, may direct the vote and disposition of the 2,361,628 shares of Common Stock held by the Funds. Long Pond LLC, as the general partner of Long Pond LP, may direct it to direct the vote and disposition of the 2,361,628 shares of Common Stock held by the Funds. As the principal of Long Pond LP, Mr. Khoury may direct the vote and disposition of the 2,361,628 shares of Common Stock held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

The Funds have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

LONG POND CAPITAL, LP

By:	Long Pond Capital GP, LLC, general partner

By:	/s/ John Khoury
John Khoury
Authorized Person

LONG POND CAPITAL GP, LLC

By:	/s/ John Khoury
John Khoury
Authorized Person

/s/ John Khoury
John Khoury